Offering Summary No. 2015-CMTNG0447 dated March 24, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0447 dated March 24, 2015
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

Citigroup Inc.

Capped Return Enhanced Notes Based on the Russell 2000® Index Due April     , 2016

Overview. The securities are unsecured senior debt securities issued by Citigroup Inc.  Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity.  Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the Russell 2000® Index (the “underlying index”) from the initial index level to the final index level.

The securities offer leveraged exposure to a limited range of potential appreciation of the underlying index as described below.  In exchange for this leveraged exposure, investors in the securities must be willing to forgo (i) any appreciation of the underlying index in excess of the maximum return at maturity specified below and (ii) any dividends that may be paid on the stocks that constitute the underlying index.  In addition, investors in the securities must be willing to accept full downside exposure to any depreciation of the underlying index.

All payments on the securities are subject to the credit risk of Citigroup Inc.  The securities will not be listed on any securities exchange and may have limited or no liquidity.

Preliminary Terms
Underlying index:	The Russell 2000® Index (ticker symbol: “RTY”)
Pricing date:	Expected to be March 27, 2015
Final valuation dates:	Expected to be April 4, 5, 6, 7 and 8, 2016
Maturity date:	Expected to be April 13, 2016
Payment at maturity:
For each $1,000 stated principal amount security you hold at maturity:
▪   If the final index level is greater than the initial index level:  $1,000 + leveraged return amount, subject to maximum return at maturity
▪   If the final index level is less than or equal to the initial index level:  $1,000 × index performance factor

Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The arithmetic average of the closing level of the underlying index on each of the final valuation dates
Index performance factor:	The final index level divided by the initial index level
Index percent increase:	The final index level minus the initial index level, divided by the initial index level
Leveraged return amount:	$1,000 × the index percent increase × the leverage factor
Leverage factor:	200.00%
Maximum return at maturity:	$169.00 per security (16.90% of the stated principal amount). In no event will the payment at maturity per security exceed $1,000 plus the maximum return at maturity.
CUSIP / ISIN:	1730T06N4 / US1730T06N43
This offering summary does not contain all of the material information an investor should consider before investing in the securities.  This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated March 24, 2015

Selected Risk Considerations
•  You may lose some or all of your investment.  If the final index level is less than the initial index level, you will lose 1% of the stated principal amount of the securities for every 1% by which the final index level is less than the initial index level. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•  Your potential return on the securities is limited to the maximum return at maturity.  If the underlying index appreciates by more than the maximum return at maturity, the securities will underperform an alternative investment providing 1-to-1 exposure to the appreciation of the underlying index without a maximum return.

•  The securities do not pay interest.

•  Investing in the securities is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or any other rights with respect to the stocks that constitute the underlying index.

•  The securities are subject to the credit risk of Citigroup Inc.  If Citigroup Inc. defaults on its obligations under the securities, you may not receive anything owed to you under the securities.

•  The securities will not be listed on a securities exchange and you may not be able to sell them prior to maturity.

•  The estimated value of the securities on the pricing date will be less than the issue price.  For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•  The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.

•  The securities will be subject to risks associated with small capitalization stocks.

•  Citigroup Inc. and its affiliates, and the placement agents and their affiliates, may have conflicts of interest with you.

•  The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities.  You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Underlying Index

Hypothetical Payment at Maturity Table*
Hypothetical Final Index Level	Hypothetical Percentage Change from Initial Index Level to Final Index Level	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity
1,560.00	30.00%	$1,169.00	16.90%
1,440.00	20.00%	$1,169.00	16.90%
1,320.00	10.00%	$1,169.00	16.90%
1,301.40	8.45%	$1,169.00	16.90%
1,260.00	5.00%	$1,100.00	10.00%
1,212.00	1.00%	$1,020.00	2.00%
1,200.00	0.00%	$1,000.00	0.00%
1,080.00	-10.00%	$900.00	-10.00%
960.00	-20.00%	$800.00	-20.00%
840.00	-30.00%	$700.00	-30.00%
720.00	-40.00%	$600.00	-40.00%
600.00	-50.00%	$500.00	-50.00%
480.00	-60.00%	$400.00	-60.00%
360.00	-70.00%	$300.00	-70.00%
240.00	-80.00%	$200.00	-80.00%
120.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%
* The diagram and table above illustrate the payment at maturity per security for a range of hypothetical percentage changes from the initial index level to the final index level.  The table assumes a hypothetical initial index level of 1,200.00.  Your actual payment at maturity per security will depend on the actual initial index level and final index level.

Citigroup Inc. has filed a registration statement (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.